Exhibit 99.1

Nutrien
Modern Slavery Report 2023

ABOUT THIS STATEMENT

This document constitutes Nutrien Ltd.’s (TSX & NYSE: NTR) report (“Report”) pursuant to section 11 of Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”) for the financial year ended December 31, 2023, on the steps taken to prevent and reduce the risk that Modern Slavery (as defined below) is used at any step of the production of goods in Canada or elsewhere or of goods imported into Canada. This is a joint Report made on behalf of Nutrien Ltd. and certain of its subsidiaries (the “Nutrien Reporting Entities”) identified in the table below (collectively, “Nutrien”, “we”, “us” or “our”).

Nutrien Reporting Entities	Principal Activities

Nutrien Ltd.	Ultimate parent of the Nutrien group of companies. Listed on the Toronto Stock Exchange and New York Stock Exchange

Nutrien (Canada) Holdings ULC	Manufacturer and distributor of crop nutrients and corporate functions

Agrium Canada Partnership	Manufacturer and distributor of crop nutrients
Loveland Products Canada Inc.

Agrium Potash Ltd.	Mining and/or processing of crop nutrients and corporate functions
Potash Corporation of Saskatchewan Inc.

Nutrien Ag Solutions (Canada) Inc.	Crop input retailer
United Agri Products Canada Inc.

PCS Sales (Canada) Inc.	Distributor of crop nutrients

10706957 Canada Inc.	Controlling entity of crop input retailers and manufacturers and distributors of crop nutrients

CPS Holdings (Canada) Inc.	Controlling entity of a crop input retailer

PCS AcquisitionCo ULC	Controlling entity of crop input retailers and manufacturers and distributors of crop nutrients

Nutrien operates using an integrated business model. The information provided in this Report generally applies to all Nutrien Reporting Entities except where differences are noted. To prepare this Report, we engaged with and consulted with personnel in key departments of the respective operating segments.

INTRODUCTION

At Nutrien, we recognize that modern slavery can occur in many forms, including indentured servitude, human trafficking, forced labour, forced marriage, debt bondage, child labour and deceptive recruiting for labour or services (collectively, “Modern Slavery”). We understand that Canadian entities such as Nutrien, along with other stakeholders, can play a key role in the fight against Modern Slavery and that the Act encourages Canadian entities to assess and address Modern Slavery risks in their operations and supply chain.

Nutrien is committed to a responsible supply chain of business partners that share our commitment to doing business with integrity and understand that respect in the workplace is the foundation for doing business with integrity. We are committed to respecting and observing all human rights, in accordance with applicable laws and the principles set forth in applicable international standards, including the Voluntary Principles on Security and Human Rights and the core conventions of the International Labour Organization and the United Nations (“UN”), such as the UN’s Universal Declaration of Human Rights, the UN’s Declaration on the Rights of Indigenous Peoples, and the UN’s Guiding Principles on Business and Human Rights.

We aim to identify Modern Slavery risks and address those risks in our supply chain and operations through a process of continuous improvement and collaboration with all relevant stakeholders across our operations.

OUR GROUP STRUCTURE, ACTIVITIES, AND SUPPLY CHAIN

Our Group Structure

Nutrien is a global integrated provider of crop inputs and services, playing a critical role in helping growers around the globe increase food production in a sustainable manner. We operate a world-class network of production, distribution and retail facilities that position us to efficiently serve the needs of growers. We operate more than 2,000 retail selling locations across the United States (“US”), Canada, Australia and South America. Nutrien is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7KL 5R6. Nutrien is listed on the Toronto Stock Exchange and New York Stock Exchange.

Our Activities

Nutrien’s Canadian business, which includes the Nutrien Reporting Entities under this Report, primarily produces potash and nitrogen products and distributes crop inputs and services. Nutrien has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. Our Corporate and Others is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating segments.1

Retail

Our Retail segment markets crop nutrients, crop protection products, seed and merchandise, as well as agronomic application services and solutions, including Nutrien Financial. We produce proprietary products that enhance crop protection efficiency and profitability. We offer biologicals, including biostimulants and plant nutritionals which demonstrate enhanced yield performance, reduce emissions, improve water use and quality, and increase biodiversity. We also offer proprietary seed breeding and treatments including rice, cotton and soybeans. Our crop consultants support our grower customers in crop planning, seed selection, variable rate fertilizer application supported by soil sampling, and crop monitoring using scouting and tissue sampling.

Potash

We operate six potash mines in Saskatchewan. Our mines produce granular and standard grade potash, and our transportation and distribution network includes multiple railway service providers in North America and access to North American export marine terminals.

Nitrogen

We produce nitrogen at nine facilities throughout Canada, the US and Trinidad. Our Canadian operations have access to natural gas and serve domestic and international markets.

Phosphate

We have two large integrated phosphate facilities and four regional product upgrade facilities in the US. The quality of our phosphate rock enables production of a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids. The majority of our phosphate products are sold in the North American market, including Canada.

1 See our 2023 Annual Report for additional information on our operating and non-operating segments found here.

Corporate

We have two corporate offices located in Canada, comprising certain of our functions, including but not limited to Finance, Human Resources, Legal, Information Technology and other functional groups.

Our Supply Chain

The Nutrien Reporting Entities collectively procure goods from several jurisdictions globally, with most of our suppliers located in Canada and the US. 2 We also have a few suppliers located in China, India, Netherlands and Taiwan.2 The types of goods generally procured are set out below.2

Segment	Type of Goods Procured	Description
Retail	Product for resale	- Purchased from our Potash, Nitrogen and Phosphate operations - Purchased from third-party suppliers
	Raw materials and chemicals	- Purchased from third-party suppliers
	Other	- Machinery and equipment, safety equipment, personal protective equipment (PPE), packaging materials, office and retail equipment, etc.
Potash, Nitrogen & Phosphate	Raw materials

-   Potash (mined locally in Canada)

-   Natural gas and sulfur (mostly sourced locally in North America)

-   Reagents (mostly sourced locally in North America)

-   Hydrogen (sourced in North America)

-   Phosphate rock (mined from our Phosphate operations in the US)

	Products purchased for resale	- Purchased from third-party suppliers
	Other	- Machinery and equipment, safety equipment, personal protective equipment (PPE), packaging materials, office and retail equipment, etc.
Corporate	Office supplies	- Furniture, computers and equipment, and software, etc.

GOVERNANCE & POLICIES

Nutrien has a number of controls and processes in place to assess and address the risk of Modern Slavery in our supply chain and operations. Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By considering risk throughout our business, we seek to effectively manage the risks that could have an impact on our ability to deliver on our strategy.

2 Based on Nutrien’s Risk Assessment (the “Risk Assessment”). For more information, please see the risk assessment section of this Report.

Governance

Our strong corporate governance framework ensures the interests of our stakeholders are at the center of every decision we make. The Board of Directors (“Board”) oversees the prudent management of Nutrien’s business. Our governance systems include policies and processes that define the roles and responsibilities of our Board, along with the Executive Leadership Team.

Nutrien’s Audit Committee is responsible for overseeing Nutrien’s accounting and financial reporting processes and reviews audits of Nutrien’s financial statements. In addition, the Audit Committee reviews significant compliance policies with the Chief Legal Officer and Chief Integrity Officer, and also reviews procedures relating to the communication of and compliance with Nutrien’s Code of Conduct.

Policies

We have several regularly reviewed policies, standards and procedures that support our efforts to respect human rights in our operations and supply chains, including mitigating risks related to Modern Slavery in our supply chain.

Nutrien’s Code of Conduct (“Code”)

Our most important assets are our employees, customers, shareholders, value-chain partners, suppliers and the communities in which we operate. It is critical that we maintain the trust of each of these stakeholders. Our Code helps us fulfill our ethical responsibilities by: committing to the public and our stakeholders our uncompromising integrity in every aspect of our business; describing our values and principles of business conduct, including our own high standards and fundamental respect for the rule of law, including human rights; guiding employees on how to engage in integrity-based decision-making in all of our operations around the world; and outlining our approach to interacting the right way with stakeholders and acting in the best interest of shareholders. The Code also outlines our commitment to compliance with all applicable employment and human rights laws in any jurisdiction where we do business. <Link to Nutrien Code of Conduct | Nutrien for additional information>

Nutrien’s Supplier Code of Conduct (“Supplier Code”)

Nutrien is committed to responsible sourcing. In May 2023, Nutrien updated our Supplier Code, as a replacement for our Supplier Code of Ethics, which was implemented in 2019. Our Supplier Code was established to communicate Nutrien’s requirements for suppliers of goods and contractors performing services for, or on behalf of, Nutrien. Our Supplier Code is intended to apply to all suppliers that provide goods and services to Nutrien, whether directly or indirectly. It includes requirements related to human rights and labour in our supply chains, including prohibitions on illegal, forced, compulsory, child labour and human trafficking, and requirements regarding health and safety, working conditions, wages, hours of work and others.

Our Supplier Code is aligned with our commitment to the 10 principles of the United Nations Global Compact and international standards as well as Nutrien’s core values of Safety, Inclusion, Integrity and Results. The Supplier Code identifies the behaviors that we require our suppliers to demonstrate related to the products or services they provide to us around the world.

Commitment by our suppliers to the principles of the Supplier Code is an important part of our decision-making process. Within the Nitrogen, Phosphate, Potash and Corporate segments, our standard form supplier contract terms and conditions for the purchase of goods include terms requiring our suppliers and their employees and subcontractors to conduct their operations pursuant to the contract in accordance with our Supplier Code and we aim to maintain these provisions in final contracts and to include similar provisions in non-standard form contracts with our suppliers.

Where suppliers refuse to follow the principles of the Supplier Code or show signs that they are not committed to improving their practices to comply with its principles, Nutrien will review its relationship with the supplier. Where contractual commitments and applicable laws permit, this review may include termination of our relationship with the non-compliant supplier. <Link to Nutrien Supplier Code of Conduct | Nutrien for additional information>

Nutrien’s Procurement Policy

In 2023, Nutrien introduced an updated Procurement Policy. The purpose of the policy is to establish procurement rules of conduct for all Nutrien companies, including providing clear expectations of how we conduct procurement practices within Nutrien, as well as guidance related to supplier qualifications and risk management. We introduced optional training in 2023 as part of the updated policy.

Nutrien’s Procurement Policy requires Nutrien personnel responsible for procuring goods and/or services, in collaboration with internal stakeholders, to evaluate the level of risk suppliers may create for Nutrien and act as appropriate. This includes, but is not limited to, conducting appropriate due diligence before committing to procure goods and/or services. Supplier risks we intend to assess per the Procurement Policy include Modern Slavery risks, performance quality risk, financial viability, litigation risk, regulatory compliance risk, supply disruption risk, intellectual property risk, insurance risk and cybersecurity risk.

DUE DILIGENCE

Nutrien’s Integrity Program

Nutrien’s Integrity Program provides the knowledge and tools for all employees to achieve business results the right way – with integrity. The Integrity Program consists of four pillars: risk intelligence, learning, speaking up and investigations. We have a dedicated Integrity Program page on our global intranet to ensure all employees have access to information and resources in each of these pillars that allows employees to find the current policies that apply to their activities based on their role and location in the Company. Each of these four pillars assists in our identification of risks of Modern Slavery in our supply chain and operations. The relevant aspects are discussed below.

Risk Intelligence

Nutrien’s risk intelligence activities include assessment and mitigation tools for human rights, compliance, integrity and legal factors that are available to employees on a risk basis considering their specific role and, sometimes, location. These tools include customer and supplier reputation due diligence.

Our Risk Intelligence program includes third party risk management. Our Procurement team is primarily responsible for our third-party due diligence processes and is supported by our Legal and Integrity teams.

Learning

All employees, directors and officers must complete mandatory Code of Conduct training annually. In 2023, virtually all Nutrien employees received formal training on the Code and other compliance-related topics. We update and rotate our annual training topics from year to year as part of our risk-based training strategy. We also provide refresher training on a periodic basis to address new or changing legal and compliance risks.

Speaking Up

One of the most important ways to do business with integrity is to speak up by asking questions and reporting concerns about situations that may violate the Code or an associated policy.

Our confidential Integrity Helpline complements other methods of speaking up that enable employees and stakeholders to report any violations or suspected violations of the Code and other associated Nutrien policies, or any behavior that does not comply with applicable laws. The Integrity Helpline is available 24 hours a day, 365 days per year, and is administered by a third party. It is available to employees and external stakeholders, with the web address and telephone numbers posted and available on a number of platforms, including publicly available on Nutrien’s external website. The Code also clearly sets out our no-retaliation policy, which is designed to enable employees to raise good faith issues in a safe environment without fear of retaliation.

Investigations

We strive to maintain a speaking up culture where all concerns related to the Code (as well as an associated policy) will be investigated under the oversight of the Integrity Group. All questions and concerns are taken seriously and handled promptly, confidentially, and professionally, in accordance with our compliance investigation principles.

RISKS OF MODERN SLAVERY IN OUR OPERATIONS AND SUPPLY CHAINS

Risk Assessment

In 2023, our efforts included, but were not limited to, the following actions:

-	Consideration of the latest advice from government and key industry associations and international human rights groups on Modern Slavery risks and control measures;
-	Conducted a scoping exercise to identify general areas of significant risk within our supply chains (“Scoping Exercise”);
-

A focused, risk-based assessment of our supplier base taking into account factors such as sector or industry risk, geographic locations, and business operations of our suppliers (the “Risk Assessment”); and,

-	A review of our procurement policies and procedures including, but not limited to, supplier due diligence, contractual terms and legal obligations.

Potential Risks in our Operations and Supply Chains

Our Operations

Nutrien does not consider any of its wholly owned operations in Canada to carry a significant risk of Modern Slavery given our workforce and human resources policies and procedures. The employees within our reportable operating segments work in Canada only, which has a low prevalence of Modern Slavery, a low risk of vulnerability to Modern Slavery and a reasonably robust government response to Modern Slavery.3 Moreover, our global workforce largely consists of skilled, qualified and experienced individuals.

We also have a number of internal controls designed to safeguard the rights of our employees. These include our internal policies and practices, including our recruitment, employee engagement and remuneration practices, our speak-up and investigations processes, our grievance resolution processes (applicable at our unionized locations), and our commitment to respecting and observing all human rights, in accordance with applicable law and the principles set forth in applicable international standards.

Nutrien has no operations in countries with high levels of corruption risk as determined by Transparency International’s 2022 Corruption Perception Index (that is, the countries that are part of the 20 lowest rankings).

Our Supply Chains

Based on our Scoping Exercise and Risk Assessment conducted in 2023, which focused on our key suppliers representing a significant portion of our supply chain by total supplier spend, we consider the overall risk of Modern Slavery in our supply chains to be low. The Risk Assessment indicated that the majority of the goods we purchased were from low-risk jurisdictions4 and none of our direct third-party suppliers were identified as being high risk based on a review of information provided by global providers of risk data and publicly available information.

We understand that certain manufacturing regions and materials carry higher risk of Modern Slavery by virtue of the prevalence of Modern Slavery in particular countries. There are also risks linked to certain industries such as manufacturing and agriculture even in countries considered to have lower risks of Modern Slavery. We recognize that a large number of our direct suppliers are likely to rely on extensive global supply chains for the goods and/or services provided to us which makes it particularly challenging for us to have direct and meaningful visibility across our supply chain beyond our direct suppliers.

Our governance, policies, and due diligence, as well as the Integrity Program, help us mitigate the potential risks in our supply chain. We continuously work to improve our due diligence processes, including refining our Risk Assessment process, to assess and manage the risk of Modern Slavery in our supply chain.

REMEDIATION OF FORCED AND CHILD LABOUR AND LOSS OF INCOME

Based on our assessment of our activities and supply chain, as described above, in 2023, there were no measures taken to remediate the loss of income to the most vulnerable families given that there was no Modern Slavery identified in our operations or supply chain.

3 Walk Free, Global Slavery Index 2023, at pp. 88-93 found here.

4 Walk Free, Global Slavery Index World Map, 2023, found here.

ASSESSING EFFECTIVENESS

We assess the effectiveness of ensuring we do not have Modern Slavery in our operations and supply chains principally through our Integrity Program. Examples of activities we may use to assess the effectiveness of our actions include third-party supplier screening analysis, results of a number of employee surveys, and concerns reported through our speaking up culture, including through our Integrity Helpline as described above. As our internal processes, systems, and supply chains evolve, we will continue to take steps to monitor the effectiveness of our actions to prevent Modern Slavery in our business and supply chain.

Our Procurement, Integrity, Legal, Enterprise Risk Management and Internal Audit teams are engaged with Nutrien’s operating segments to provide support and advice on managing Modern Slavery risks in our supply chains.

BOARD OF DIRECTORS APPROVAL AND ATTESTATION

This Report was approved by the Board of Directors of Nutrien Ltd. on behalf of itself and each of the Nutrien Reporting Entities.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

/s/ Ken Seitz

I have the authority to bind Nutrien Ltd. and the Nutrien Reporting Entities.

Ken Seitz

President and Chief Executive Officer

Director, Nutrien Ltd.

February 22, 2024